================================================================================


                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549





                            Report of Foreign Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934



                                 March 11, 2004





                               LIHIR GOLD LIMITED


                             Level 7, Pacific Place
                      Cnr Champion Parade / Musgrave Street
                         Port Moresby, Papua New Guinea
                     (Address of principal executive office)




================================================================================

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.








LIHIR GOLD LIMITED




By: /s/ Mark Laurie
     Name     Mark Laurie
     Title:   Company Secretary

                           [LIHIR GOLD LIMITED LOGO]



LIHIR GOLD LIMITED                                           STOCK MARKET CODES:
INCORPORATED IN PAPUA NEW GUINEA                             ASX - LHG
ARBN 069 803 998                                             NASDAQ - LIHRY
                                                             POMSOX - LHG

DATE: 2 MARCH 2004



                           LINDE OXYGEN PLANT PROBLEM



During recommissioning of Lihir Gold's processing plant following the planned shutdown in February, a problem has developed in the Linde oxygen plant which is delaying full plant start up. The problem is currently being investigated but at this stage is estimated will delay start up of the plant by approximately 21 days from today. Two of the three autoclaves were due to go back on line today with the third returning to operation from Sunday 7th March. Partial production (approximately 20 percent of total capacity) will commence on Thursday 4th March employing the smaller Praxair oxygen plant.

An update will be provided once investigations and remediation have been progressed.


================================================================================

FOR FURTHER INFORMATION:

MARK LAURIE
MANAGER - CORPORATE & INVESTOR RELATIONS
LIHIR GOLD LTD

TEL: (+675) 986 5576  WEBSITE: WWW.LIHIR.COM.PG  EMAIL: MARK.LAURIE@LIHIR.COM.PG